U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For June 20, 2014	Commission File Number: 1-15226

ENCANA CORPORATION
(Translation of registrant's name into English)

Suite 4400, 500 Centre Street SE
PO Box 2850
Calgary, Alberta, Canada  T2P 2S5
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐  Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Exhibit 99.1 to this report, furnished on Form 6-K, shall be incorporated by reference into or as an exhibit to, as applicable, each of the registrant’s Registration Statements under the Securities Act of 1933: Form F-3 (File No. 333-187492), Form S-8 (File Nos. 333-124218, 333-85598, 333-140856 and 333-188758) and Form F-10 (File No. 333-181196).

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index to this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 20, 2014
ENCANA CORPORATION (Registrant)

By:	/s/ Dawna I. Gibb
Name: Dawna I. Gibb
Title: Senior Assistant Corporate Secretary

Form 6-K Exhibit Index

Exhibit No.	The following document has been filed with Canadian securities commissions:

99.1	Business Acquisition Report dated June 20, 2014.